DBRS FORM NRSRO

EXHIBIT 4

February 2, 2016

Organizational Chart

DBRS

02/02/16

Exhibit 4A - Organization of DBRS, Inc. and DBRS Limited Holding Companies and Material Affiliates



Walter Schroeder,
The Walter Schroeder Family Trust, and
The Walter Schroeder (2014) Family Trust
DBRS Management and Others (7%)
Funds Affiliated with Carlyle Investment Management L.L.C. (46.5%)
Funds Affiliated with Warburg Pincus L.L.C. (46.5%)
Colonial House Capital Limited
Ratings Acquisition Corp. (Cayman)
Warrants *
AAA UK Holding Co. Limited (UK)
AAA UK Acquisition Co. Limited (UK)
DBRS Ratings Limited (UK) (Not part of the NRSRO)
DBRS, Inc. (US)
DBRS Limited (Canada)
Preferred Shares **

*The Warrants represent up to 2.5% of the ordinary shares of Ratings Acquisition Corp on a diluted basis and are exercisable upon the achievement of certain performance based hurdles.

**The Preferred Shares will hold up to 10.1% of the voting rights of DBRS Limited but, subject to limited exceptions, are contractually obligated to vote as directed by AAA UK Holding Co. Limited.

Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure


Dan Curry
President & Chief Executive Officer
New York
Matt Wylie
Chief Financial Officer
New York
Detlef Scholz
Head of Europe
European Operations
London
Luis Reyna
Chief Credit Officer
Credit Policy
New York
Sean Lensborn
Chief Information Officer
Global Technology &
Global Data Management
New York
Claire Mezzanotte
Group Managing Director
Structured Finance
New York
Alan G. Reid
Group Managing Director
Financial Institutions & Sovereign
New York
Eric Beauchemin
Group Managing Director
Global Corporates
Toronto
Brian Weiss
Senior Vice President
Chief Compliance Officer
New York
Larry White
Managing Director
Investor Services & Financial
Institutions Business Development
New York
Sean O'Connor
Managing Director
Structured Finance
Business Development
New York
Jireh Wong
Managing Director
Corporate Business Development
Toronto
Joe Stroud
Chief Legal Counsel
New York
Martin Slack
Senior Vice President
Global Enterprise Risk Management
London
Jennifer Welsh
Vice President
Head of Human Resources
Toronto
Mary Keogh
Managing Director
Global Regulatory Affairs
Toronto

Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure


Dan Curry
President & CEO
New York
Eric Beauchemin
Group Managing Director
Global Corporates
Alan G. Reid
Group Managing Director
Financial Institutions & Sovereign
Claire Mezzanotte
Group Managing Director
Structured Finance
Project Finance
Infrastructure Finance
Real Estate & Public Finance
Industrials
Consumer, Communications, Retail & Media
Corporate Research & Analysis
Energy/ Banking
US Financial Institutions
Canadian Financial Institutions
Sovereign
Structured Credit
Asset-Backed Securities
Residential Mortgage Backed Securities
Commercial Mortgage Backed Securities
Covered Bonds
Surveillance
Canadian Structured Finance
Operational Risk
Default Modeling

Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure



Dan Curry
President & CEO
New York
Joe Stroud
Chief Legal Counsel
New York
Brian Weiss
Chief Compliance Officer
NRSRO Designated
Compliance Officer
VP Compliance
Monitoring & Testing
New York
VP Compliance
Policy & Procedures Specialist
New York
VP Compliance
New York
VP Compliance
Toronto
VP Compliance
Toronto
Compliance Analyst
Toronto
Junior Compliance Analyst
Toronto